June 24, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:     Evofem Biosciences, Inc.
Request for Withdrawal of Registration Statement on Form S-3
Filed March 11, 2019
File No. 333-230191

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Evofem Biosciences, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-230191), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement has not been declared effective by the Commission, and no securities covered by the Registration Statement have been issued or sold. The Company is requesting to withdraw the Registration Statement because the warrants pursuant to which the securities registered in the Registration Statement were issuable were cancelled and returned to the Company unexercised as disclosed in the Form 8-K filed by the Company with the Commission on June 10, 2019. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Melanie Ruthrauff Levy, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 3580 Carmel Mountain Road, Suite 300, San Diego, California 92130, counsel to the Company, at (858) 314-1500.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Justin J. File
Justin J. File
Chief Financial Officer